July 27, 2012

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Peggy Kim

Special Counsel

Re:	Lighting Science Group Corporation
Amendment No. 1 to Schedule TO-I
Filed July 16, 2012
File. No. 005-42472

Dear Ms. Kim:

On behalf of Lighting Science Group Corporation (the “Company”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 2 to the above-referenced Tender Offer Statement on Schedule TO (“Amendment No. 2”), marked to show changes from Amendment No. 1 to the Tender Offer Statement filed by the Company on July 16, 2011 (the “Amendment No. 1,” and, together with Amendment No. 2, the “Tender Offer Statement”).

In this letter, we set forth the responses of the Company to the comments and requests for additional information (each a “Comment” and together the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 20, 2012 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold type the Comments as set forth in the Comment Letter. The Company’s response to each Comment is set forth immediately below the text of the applicable Comment.

All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Tender Offer Statement.

Schedule TO

1.	We note that the exchange offer is for Series D Warrants that have exercise prices of $5.59 and $5.57 per share. Please provide your analysis as to how these warrants constitute a separate class for purposes of Rule 13e-4(f)(8)(i), in that you are not making the offer to all holders of all of your outstanding warrants.

RESPONSE:

The Company believes that the Exchange Offer complies with Rule 13e-4(f)(8)(i) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because the Eligible Warrants constitute a separate class of warrants. While “class” is not defined for purposes of Rule 13e-4, Section 12(g)(5) of the Exchange Act describes a class as “securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.”

Set forth below is a discussion of the characteristics, rights and privileges of each group of the Company’s outstanding warrants that require each of them to be treated as a separate class of securities for purposes of Rule 13e-4.

Series D Warrants:

The Series D Warrants represent the right to purchase an aggregate of 1,240,798 shares of Common Stock and were issued upon separation of the Company’s previously issued Units, which Units consisted of one share of Series D Non-Convertible Preferred Stock and a Series D Warrant to purchase one share of Common Stock. The unique characteristics, rights and privileges of the Series D Warrants include:

•

they contain an Accrual Credit on the books of the Company for each holder of Series D Warrants equal to either $4.85 or $4.88 (depending on the date of issuance) per share of Common Stock underlying such warrant, which may only be used to fund the payment of the exercise price of all or a portion of such holder’s Series D Warrants and cannot be used for such payment until the earlier of: (i) the passage of eight years from the date of issuance of such Series D Warrant or (ii) a Liquidation Event (as defined in the Warrant Agreement) of the Company,

•

each carries a stated exercise price of either $5.57 or $5.59 (depending on the date of issuance) per share of Common Stock underlying such warrant and an effective exercise price, after application of the Accrual Credit, of either $0.71 or $0.72 per share; and

•

they contain an expiration date on the twelfth anniversary of the issuance of such Series D Warrant, which date is either March 3, 2022 or April 19, 2022 (depending on the date of issuance) for the outstanding Series D Warrants.

Riverwood Warrants:

The warrants (the “Riverwood Warrants”) originally issued to RW LSG Holdings LLC (an affiliate of Riverwood LSG Management Holdings LLC and Riverwood Capital Partners L.P., collectively, “Riverwood”) represent the right to purchase an aggregate of 18,092,511 shares of Common Stock and were issued in connection with the Company’s entry into the Support Services Agreement, dated as of May 25, 2012, with Riverwood. The characteristics, rights and privileges of the Riverwood Warrants that differentiate them from the Series D Warrants include:

•

they were issued as compensation for financial and structural analysis, due diligence investigations, corporate strategy and other advice and negotiation assistance provided to the Company by Riverwood and its affiliates;

•

their exercise price will be determined at the date of exercise of such warrants and such exercise price will be derived from the increase in total equity value of the Company above $500 million on such date;

•

the change of control provisions are triggered by a disposition of thirty-five percent (35%) of the Company’s voting power, as opposed to the provisions in the Series D Warrants which is triggered at fifty percent (50%) of the Company’s voting power;

•	they contain transfer restrictions that limit the tranferees of such warrants and the circumstances under which such warrants may be transferred; and

•	they expire on the tenth anniversary of their issuance, which is May 25, 2022.

Home Depot Warrant:

The warrant (“Home Depot Warrant”) issued to The Home Depot, Inc. (“Home Depot”) represents the right to purchase up to 5,000,000 shares of Common Stock. The characteristics, rights and privileges of the Home Depot Warrant that differentiate it from the Series D Warrants and the Riverwood Warrants include:

•	it was issued in connection with the Company’s Strategic Purchasing Agreement, dated as of July 23, 2010, with Home Depot (the “Strategic Purchase Agreement”);

•	it is subject to vesting conditions based upon the gross product orders from Home Depot and the extension of the Strategic Purchasing Agreement;

•	each portion of the Home Depot Warrant expires on a different date, which expiration dates are equal to the third anniversary following the vesting date of such portion;

•

its anti-dilution protections for issuance of shares of Common Stock, or securities convertible into Common Stock, below fair market value are only applicable to issuances to affiliates or controlling persons of the Company;

•	it has an exercise price of $2.00 per share, subject to adjustment; and

•	it may only be transferred to an affiliate or successor of Home Depot.

2007 PIPE Warrants:

The warrants (the “2007 PIPE Warrants”) to purchase shares of Common Stock issued pursuant to that certain Securities Purchase Agreement, dated March 9, 2007, represent the right to purchase an aggregate of 1,763,321 shares of Common Stock and were issued in connection with the Company’s private placement of Common Stock on March 9, 2007 and the exercise of certain rights to purchase additional shares of Common Stock in connection with such offering. The characteristics, rights and privileges of the 2007 PIPE Warrants that differentiate them from the previously described warrants include:

•

they contain anti-dilution protections that provide an adjustment to the exercise price and number or shares of Common Stock underlying such warrants for any issuance by the Company of shares of Common Stock, or securities convertible into Common Stock, at a price per share below the then effective exercise price of such warrants;

•

the number of shares of Common Stock that may be acquired by any holder of 2007 PIPE Warrants upon any exercise of such warrant is limited to at most 9.999% of the total number of issued and outstanding shares of Common Stock (including the shares of Common Stock issuable upon such exercise);

•	they have an exercise price of $1.18 per share, subject to adjustment; and

•	the expiration date is the fifth anniversary of the issuance date of such warrants, and the expiration date for the last issued 2007 PIPE Warrant is October 26, 2012.

In addition to the unique characteristics, rights and privileges that require each of the above-referenced warrants to constitute a separate class for purposes of Rule 13e-4(f)(8)(i), it would be economically inefficient to conduct tender offers for all of the Company’s outstanding warrants at the same time without substantially overpaying for certain warrants (due to the material differences in exercise price, expiration date and terms) or violating the “best price rule” of Exchange Act Rule 13e-4(f)(8). The Company does not believe that Rule 13e-4 was intended to cause such a result.

Forward-Looking Statements, page 8

2.	Please revise to omit the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the Private Securities Litigation Reform Act of 1995 or its safe harbor provision in any future press releases or other communications relating to this offer.

RESPONSE: The Exchange Offer Statement has been revised to remove the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company supplementally confirms to the Staff that it will refrain from making further references to the Private Securities Litigation Reform Act of 1995 or its safe harbor provision in any future press releases or other communications relating to the Exchange Offer.

The Exchange Offer, page 11

Eligible Warrants, page 11

3.	We note that between March 3 and July 9, 2010, you issued 67,260,303 units which consisted of one share of Series D preferred stock and a Series D Warrant. Please revise to describe each issuance of these units or Series D warrants.

RESPONSE: The Exchange Offer Statement has been revised to describe each issuance of Units.

4.	We note that as of July 10, 2012 there were 1,240,798 Series D Warrants; however, according to your latest Form 10-Q, there were 1,171,044 Series D Warrants. Please supplementally reconcile this inconsistency and revise your disclosure accordingly.

RESPONSE: The Exchange Offer Statement has been revised to provide additional detail concerning the adjustment to the Series D Warrants that caused the number of outstanding Series D Warrants to increase from 1,171,044 to 1,240,978, which adjustment occurred on May 25, 2012.

5.	We note that on December 30, 2010, you entered into a Warrant Agreement with your transfer agent. Please supplementally advise us as to why the consent of the Series D warrant holders was not required to amend the terms of the warrants. In addition, please advise as to why the amendments to the terms of the Series D Warrants pursuant to the Warrant Agreement did not constitute a new security.

RESPONSE: Each Series D Warrant holder provided its consent to the amended terms of the Series D Warrant and the Warrant Agreement in connection with its delivery of its Unit certificate for exchange upon separation of such Unit into its component parts of one share of Series D Preferred Stock and a Series D Warrant.

As more fully described on the Form 8-K filed with the Commission on October 6, 2012, the Company began a recapitalization effort to simplify its capital structure on September 30, 2012 by exchanging shares of Common Stock for certain outstanding shares of preferred stock and warrants to purchase shares of Common Stock. In connection with such recapitalization, and as more fully described on the Information Statement pursuant to Section 14(c) of the Exchange Act filed with the Commission on November 30, 2010 (the “Information Statement”), the Company received the written consent of two related stockholders, collectively holding voting rights representing approximately 70% of the outstanding shares of all of the Company’s capital stock and approximately 90% of the outstanding shares of Series D Preferred Stock, approving a Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation, which amended the certificate of designation governing the terms of the Series D Preferred Stock to provide for the automatic conversion of all outstanding shares of Series D Preferred Stock into shares of Common Stock.

To facilitate the conversion of the shares of Series D Preferred Stock into shares of Common Stock, each Unit was separated into its component parts of one share of Series D Preferred Stock and a Series D Warrant. On December 9, 2010, the Company distributed to each Unit holder a Notice of Separation, Conversion and Amendment (the “Separation Notice”) in accordance with Section 228(c) of the Delaware General Corporation Law. The Separation Notice, and the letter of transmittal provided in connection therewith, provided that (a) upon surrender of each holder’s Unit certificate, such holder would be entitled to receive a certificate evidencing the Series D Warrants separated from such Unit and (b) delivery of such Unit certificate in exchange for shares of Common Stock and a separated Series D Warrant would constitute such holders’ consent to the amended terms of the Series D Warrant, which terms were governed by the Warrant Agreement. Each Series D Warrant holder subsequently completed, signed and returned a letter of transmittal.

For the reasons described below, the Company does not believe that the amendments to the Series D Warrants constitute a new security. In the alternative, if the amendments to the Series D Warrants were deemed the issuance of a new security, the transaction should be considered an exchange of securities with existing securityholders and thus would be exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.

The amended Series D Warrants incorporate the economic benefits previously provided by the Series D Preferred Stock issued in conjunction with such Series D Warrant. As more fully described in the Information Statement, the Series D Preferred Stock provided each holder with a cumulative dividend which compounded annually on the anniversary of the date of issuance of such share of Series D Preferred Stock (the “Annual Dividend”). A portion of such Annual Dividend was a non-cash dividend credited to the account of the holder of Series D Preferred Stock (the “Exercise Price Accrual”) which, subject to certain limitations as set forth in the certificate of designation governing the Series D Preferred Stock, could only be used to fund the payment of the exercise price payable upon exercise of all or a portion of such holder’s Series D Warrants.

The Series D Warrant amendments reduced the exercise price of each holder’s Series D Warrants by an amount equal to such holders’ accrued Exercise Price Accrual and the Accrual Credit was equal to the total unaccrued Annual Dividend of each share of Series D Preferred Stock that would have accrued through the eighth anniversary of the issuance of the Series D Preferred Stock. The remainder of the amended Warrant Agreement terms consist of procedural modifications to accommodate the administration of the Series D Warrants by a warrant agent. As such, the Company believes that the amended Series D Warrants should not constitute a new security.

Purpose of the Exchange Offer, page 12

6.	We note that the exchange offer will provide the remaining holders of Series D Warrants with an opportunity to exchange such warrants on “terms substantially similar to those offered to LSGC Holdings.” Please revise to describe the material terms of the recent exchange offers with Philips and LSGC. Refer to Item 1005(e) of Regulation M-A.

RESPONSE: The Exchange Offer Statement has been revised to provide additional detail concerning the material terms of the exchange offers with Philips and LSGC Holdings and include a reference to the Form 8-K where each agreement was initially disclosed.

Conditions of the Exchange Offer, page 13

7.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise conditions (a) and (b) which refer to “threatened” actions and actions that “restrict” the offer or your ability to accept warrants, bullet points 6 and 7 under (c), and condition (e), since it is not apparent that warrant holders will understand what events or non-events would “trigger” the condition, allowing you to abandon the offer.

RESPONSE: The Exchange Offer Statement has been revised to clarify the conditions under which the Company can terminate the Exchange Offer including that any threat must be in writing.

8.	Please refer to the language relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

RESPONSE: The Company hereby confirms its understanding of the Staff’s analysis set forth in Comment 8 above. In the event a condition is triggered and the Company decides to proceed with the offer, such action would constitute a waiver of the triggered condition. If such waiver is material, the Company acknowledges and agrees that it may be required to extend the Exchange Offer and re-circulate new disclosure to security holders.

9.	Explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

RESPONSE: The Company has deleted the referenced statement that the Company’s determination of the terms and conditions of the Exchange Offer are final and binding upon all persons.

Exhibits

10.	Please revise to file each form of Series D Warrant agreement, the December 2010 Warrant Agreement, and the Series D Exchange Agreements with LSGC and Philips, or revise the exhibit index to indicate where they have been previously filed.

RESPONSE: The Exhibit Index to the Exchange Offer Statement has been revised to indicate the Warrant Agreement, Holdings Exchange Agreement and Philips Exchange Agreement have been previously filed with the Commission and are incorporated by reference therein.

Please direct any questions or comments concerning the Tender Offer Statement or this response to the undersigned at (214) 651-5645.

Sincerely,

/s/ Greg R. Samuel

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, TX 75219

(214) 651-5000

Fax: (214) 200-0577